PROSPECTUS SUPPLEMENT                    Filed pursuant to Rule 424(b)(3)
     To Prospectus dated July 10, 1996               Registration No. 333-6131


                           6,591,528 SHARES OF COMMON STOCK

                             COVER-ALL TECHNOLOGIES INC.

                          ---------------------------------

               This Prospectus Supplement relates to the resale by the holders named herein (the "Selling Securityholders") of up to 3,003,458 shares of common stock, par value $0.01 per share (the "Common Stock"), of Cover-All Technologies Inc., a Delaware corporation (the "Company" or "Cover-All"). This Prospectus Supplement supplements and amends information contained under the captions "Selling Securityholders" and "Plan of Distribution" in the Prospectus dated July 10, 1996, as supplemented and amended to date (the "Prospectus").

               From November 1997 through April 1998, Software Investments Limited ("SIL"), one of the Selling Securityholders under this Prospectus, sold 1,006,400 of the shares of Common Stock that were included in the Selling Securityholders table of this Prospectus. In addition, SIL reported in a Schedule 13D filing with the Commission under the Securities Act of 1933, as amended (the "Securities Act") that in May 1998, SIL transferred 330,000 of the shares of Common Stock that were included in the Selling Securityholders table of this Prospectus to Lambert Company Limited, a British Virgin Islands corporation, the owner of the issued capital of SIL as trustee of the Mirror Trust, a Jersey Discretionary Settlement. Lambert Company Limited transferred the 330,000 shares to the beneficiary of the Mirror Trust, Bradbury Corporation, a British Virgin Islands corporation, in Bradbury Corporation's capacity as trustee of the Mirror Trust, which thereafter transferred the 330,000 shares to Mark D. Johnston, a director of the Company and a director of SIL, as a trust beneficiary. Mr. Johnston then transferred the 330,000 shares to Woodcombe Limited, an Isle of Man company. SIL further reported in a Schedule 13D filing with the Commission under the Securities Act that, pursuant to a Mortgage of Shares made September 23, 1998, Woodcombe Limited pledged such shares to Australia and New Zealand Banking Group Limited, a company incorporated in Victoria, Australia ("ANZ Bank"), to secure payment by a third-party debtor pursuant to a Shortfall Indemnity entered into between the debtor and ANZ Bank.

               To reflect these transfers and to update the Prospectus, the Prospectus Supplement amends and supplements (1) the Selling Securityholders table under the caption "Selling Securityholders" to reflect these transfers by deleting the entry for SIL and replacing it with the new entries therein, and (2) the information contained under the caption "Plan of Distribution" by adding the information therein to the end of such section.

               This Prospectus Supplement does not contain complete information about the resale of the Common Stock by the Selling Securityholders. Additional information is contained in the Prospectus. Investors are urged to read both this Prospectus Supplement and the Prospectus in full. Sales of the Common Stock may not be consummated unless the investor has received both this Prospectus Supplement and the Prospectus.

               INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE CAPTION "RISK FACTORS," INCLUDING THE RISKS RELATING TO HISTORICAL AND ANTICIPATED OPERATING LOSSES AND NEGATIVE CASH FLOW, WHICH BEGINS ON PAGE 12 OF THE PROSPECTUS.

               THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this Prospectus Supplement is December 14, 1998

                               SELLING SECURITYHOLDERS

                                             COMMON               COMMON
                                              STOCK                STOCK
                                              OWNED                OWNED
                                            PRIOR TO    SHARES     AFTER
          NAME OF SELLING SHAREHOLDER       OFFERING   OFFERED   OFFERING
          ----------------------------      ---------  -------   --------

          Software Investments Limited
          (1)(2)(3)                        2,673,458  2,673,458      0

          Woodcombe Limited (4)              330,000    330,000      0

          -----------------------------------------

          (1) In addition to Software Investments Limited, any of the persons or entities listed in the "Plan of Distribution" section may become selling shareholders upon the exercise of their conversion right or stock option as described therein. See "Plan of Distribution."

          (2) The shares shown for Software Investments Limited include an aggregate of 106,152 shares issuable upon exercise of the Additional Warrants. See "Prospectus Summary-Recent Developments."

          (3) Effective as of September 30, 1998, SIL pledged to the Company 1,192,308 shares of Common Stock as collateral securing the repayment of a promissory note from Care Corporation Limited ("Care") to the Company (the "Note"). Care has pledged to the Company 2,500,000 shares of Common Stock as additional security for the Note repayment. None of the pledged shares can be sold or transferred by SIL or Care until released from the pledge, which may occur upon either the Note principal being repaid or the return of shares to Care and/or SIL as part of the adjustment made, as of March 31 and September 30 of each year, to the amount of pledged collateral in order for the value of the collateral to be 150% of the outstanding principal balance on the Note. See "Plan of Distribution."

          (4) In addition to Woodcombe Limited, Australia and New Zealand Banking Group Limited may become a selling shareholder upon a foreclosure of the stock pledge described in this section.

               The Mirror Trust, a Jersey Discretionary Settlement, owns a majority interest in the issued capital of both SIL and Care.
          The ultimate beneficiaries of the Mirror Trust are the Johnston family interests, one of whom, Mark D. Johnston, is a director of the Company. Mr. Johnston is an executive director of Care and SIL. In March 1997, Mark D. Johnston was appointed Chief Financial Officer of the Company on an interim basis and served in such a capacity until January 22, 1998.

               Mr. Ian J. Meredith, a director of the Company, is also a director of Care and of Care Systems Corporation, a Delaware corporation and an affiliate of Care, specializing in software and services to the workers' compensation industry in the United States. In 1992, Mr. Meredith, as CEO and Chairman, founded Care Systems Corporation to develop proprietary software for the insurance and employer markets. A company owned by a trust for the benefit of Mr. Meredith's children owns a minority interest in the issued capital of Care. Mr. Meredith has no ownership in and exercises no control with respect to such company.

               Mr. Earl Gallegos, a director of the Company, is also a principal shareholder of Earl Gallegos Management, LLC, which provides management consulting services to businesses. Earl Gallegos Management, LLC has been a consultant for Care Systems Corporation, a Delaware corporation and an affiliate of Care, for the last two years with regard to project management in connection with the Care Systems' contract for technology services to the Bureau of Workers' Compensation for the State of Ohio. Additionally, effective August 1, 1998, Earl Gallegos Management, LLC was requested to provide consulting services for the overall management of CARE Information Services, a division of Care.

                                 PLAN OF DISTRIBUTION

               On September 30, 1998, Care borrowed a total of $560,000 from the persons and entities listed below. Pursuant to the Convertible Promissory Note issued by Care to each of these persons and entities, the holder of the note has the right to convert the principal and accrued and unpaid interest thereunder into shares of Common Stock, which would be transferred by Care or an affiliate of Care to the holder and could consist, in whole or in part, of the 3,003,458 shares of Common Stock offered by SIL and Woodcombe Limited under this Prospectus. The right to convert may be exercised any time beginning December 14, 1998, and continuing through September 30, 2000. The notes each bear interest at 9% per year, require quarterly payments of accrued and unpaid interest, and require payment of the principal balance on September 30, 2000, if not earlier converted.

               In connection with this financing, Care also granted each of these persons and entities an option to acquire additional shares of Common Stock, which would be transferred by Care or an affiliate of Care to the holder and could consist, in whole or in part, of the 3,003,458 shares of Common Stock offered by SIL and Woodcombe Limited under this Prospectus.

               We are not a party to the notes or the stock options. The obligations under the notes and the stock options to transfer shares of common stock are solely Care's obligations.

               Of the shares of Common Stock offered under this Prospectus by SIL and Woodcombe Limited, 1,192,308 are currently pledged by SIL to the Company as collateral on the Note, and 330,000 are currently pledged by Woodcombe Limited to ANZ Bank as collateral on a third-party obligation. None of the pledged shares can be transferred by SIL or Woodcombe Limited or resold pursuant to this Prospectus until released from these pledges.

               If any of these persons and entities exercise the conversion right or the stock option, and Care fulfills its obligations with shares of Common Stock that are part of the 3,003,458 shares offered by SIL and Woodcombe Limited under this Prospectus, these persons and entities would also be selling shareholders under this prospectus as transferees of SIL or Woodcombe Limited. None of these persons and entities are otherwise affiliated with Care, SIL or Woodcombe Limited and are not affiliated with the Company. The following table lists each of these persons and entities and the number of shares of common stock offered under this prospectus each would own if (1) each person and entity exercises the conversion right in full as to the original principal amount of its note and exercises the stock option in full and (2) Care transfers shares of common stock constituting part of the 3,003,458 shares offered by SIL and Woodcombe Limited under this Prospectus. Each person and entity could own additional shares of Common Stock offered under this Prospectus if it (1) elects to convert accrued and unpaid interest under the notes or (2) the market price of the common stock is lower than $1.29 per share at the time of any note conversion.

                                                   COMMON STOCK
                                                  POTENTIALLY TO
                                                     BE OWNED
                                                  AND SALEABLE IN
                            NAME                     OFFERING
                            ----                  ---------------
                       Joseph A. Rosin                194,609
                       Paradigm Group, L.L.C.         207,895
                       Randall S. Goulding              9,287
                       Pochter Family Limited          30,184
                         Partnership
                       Rodney Zech                      2,321
                       Jerome P. Seiden                46,438
                       Marshall Katzman                13,931
                       Horberg Trust                   46,438
                                                     --------
                                 TOTAL                551,103